Mail Stop 3561

April 29, 2008

By U.S. Mail and facsimile to 920-527-5130

Mr. James J. Seifert
Vice President and General Counsel
Bemis Company, Inc.
One Neenah Center, 4th Floor
P.O. Box 669
Neenah, Wisconsin 54957-0669

      Re: Bemis Company, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 29, 2008
             File No. 001-05279

Dear Mr. Seifert:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                             Sincerely,

                             John Reynolds
                             Assistant Director